Exhibit 99.1

X Financial Reports First Quarter 2023 Unaudited Financial Results

SHENZHEN, China, May 24, 2023 /PRNewswire/ -- X Financial (NYSE: XYF) (the “Company” or “we”), a leading online personal finance company in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Operational Highlights

	Three Months Ended March 31, 2022	Three Months Ended December 31, 2022	Three Months Ended March 31, 2023	QoQ	YoY
Total loan facilitation amount (RMB in million)	15,250	21,700	24,088	11.0%	57.9%
Number of active borrowers	889,182	1,370,496	1,523,738	11.2%	71.4%

•	The total loan amount facilitated and originated[1] in the first quarter of 2023 was RMB24,088 million, representing an increase of 57.9% from RMB15,250 million in the same period of 2022.

•	Total number of active borrowers[2] was 1,523,738 in the first quarter of 2023, representing an increase of 71.4% from 889,182 in the same period of 2022.

	As of March 31, 2022	As of December 31, 2022	As of March 31, 2023
Total outstanding loan balance (RMB in million)	26,659	37,992	41,531
Delinquency rates for all outstanding loans that are past due for 31-60 days	1.31%	1.02%	1.05%
Delinquency rates for all outstanding loans that are past due for 91-180 days	3.46%	1.93%	2.40%

•	The total outstanding loan balance[3] as of March 31, 2023 was RMB41,531 million, compared with RMB26,659 million as of March 31, 2022.

•	The delinquency rate for all outstanding loans that are past due for 31-60 days[4] as of March 31, 2023 was 1.05%, compared with 1.31% as of March 31, 2022.

•	The delinquency rate for all outstanding loans that are past due for 91-180 days[5] as of March 31, 2023 was 2.40%, compared with 3.46% as of March 31, 2022.

1 Represents the total amount of loans that the Company facilitated and originated during the relevant period.

2 Represents borrowers who made at least one transaction on the Company’s platform during the relevant period.

3 Represents the total amount of loans outstanding for loans that the Company facilitated and originated at the end of the relevant period. Loans that are delinquent for more than 60 days are charged-off and are excluded in the outstanding loan balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing loan delinquent for more than 60 days in the outstanding loan balance.

4 Represents the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for loans that the Company facilitated and originated as of a specific date. Loans that are delinquent for more than 60 days are charged-off and excluded in the calculation of delinquency rate by balance. Xiaoying Housing Loan was launched in 2015 and ceased in 2019, and all the outstanding loan balance of housing loan as of March 31, 2022, December 31, 2022 and March 31, 2023 were overdue more than 60 days. To make the delinquency rate by balance comparable, the Company excludes Xiaoying Housing Loan in the calculation of delinquency rate.

5 To make the delinquency rate by balance comparable to the peers, the Company also defines the delinquency rate as the balance of the outstanding principal and accrued outstanding interest for loans that were 91 to 180 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the loans that the Company facilitated and originated as of a specific date. Loans that are delinquent for more than 180 days are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. All the outstanding loan balance of housing loan as of March 31, 2022, December 31, 2022 and March 31, 2023 were overdue more than 180 days. To make the delinquency rate by balance comparable, the Company excludes Xiaoying Housing Loan in the calculation of delinquency rate.

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First Quarter 2023 Financial Highlights

(In thousands, except for share and per share data)	Three Months Ended March 31, 2022	Three Months Ended December 31, 2022	Three Months Ended March 31, 2023	QoQ	YoY
	RMB	RMB	RMB
Total net revenue	888,354	955,640	1,004,934	5.2%	13.1%
Total operating costs and expenses	(574,264)	(681,687)	(700,897)	2.8%	22.1%
Income from operations	314,090	273,953	304,037	11.0%	(3.2)%
Net income	139,931	274,639	284,346	3.5%	103.2%
Non-GAAP adjusted net income	153,906	277,939	306,525	10.3%	99.2%

Net income per ADS—basic	2.52	5.28	5.94	12.5%	135.7%
Net income per ADS—diluted	2.46	5.16	5.82	12.8%	136.6%

Non-GAAP adjusted net income per ADS—basic	2.76	5.34	6.36	19.1%	130.4%
Non-GAAP adjusted net income per ADS—diluted	2.70	5.22	6.24	19.5%	131.1%

•	Total net revenue in the first quarter of 2023 was RMB1,004.9 million (US$146.3 million), representing an increase of 13.1% from RMB888.4 million in the same period of 2022.

•	Income from operations in the first quarter of 2023 was RMB304.0 million (US$44.3 million), compared with RMB314.1 million in the same period of 2022.

•	Net income in the first quarter of 2023 was RMB284.3 million (US$41.4 million), compared with RMB139.9 million in the same period of 2022.

•	Non-GAAP[6] adjusted net income in the first quarter of 2023 was RMB306.5 million (US$44.6 million), compared with RMB153.9 million in the same period of 2022.

•	Net income per basic and diluted American depositary share (“ADS”) [7] in the first quarter of 2023 was RMB5.94 (US$0.86) and RMB5.82 (US$0.85), compared with RMB2.52 and RMB2.46, respectively, in the same period of 2022.

•	Non-GAAP adjusted net income per basic and adjusted diluted ADS in the first quarter of 2023 was RMB6.36 (US$0.93) and RMB6.24 (US$0.91), compared with RMB2.76 and RMB2.70, respectively, in the same period of 2022.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We are very pleased to be off to a good start in 2023. We delivered solid operational and financial performance in the first quarter. The loan facilitation amount was in line with our guidance range and net revenue grew steadily both year-over-year and quarter-over-quarter. We also saw a decent improvement in our bottom line.”

“We have seen signs of economic recovery in China, with increased consumer spending and better-than-expected GDP growth in the first quarter. However, as stated by the National Bureau of Statistics, ‘inadequate domestic demand remains prominent and the foundation for economic recovery is not solid yet.’ We saw increased competition in the personal finance industry with challenges in borrower acquisition. Against this backdrop, our first quarter performance is very encouraging and impressive thanks to our strong business resilience and execution.”

6 The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, and (iii) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments and impairment losses on long-term investments. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

7 Each American depositary share (“ADS”) represents six Class A ordinary shares.

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“During the recent May ‘Golden Week’ holiday, Chinese tourist spending has reached pre-pandemic levels for the first time, according to government figures. Although the economic recovery is still in its early stages and there are concerns about the sustainability of the growth, we remain cautiously optimistic about the steady business growth this year as the government releases various measures to stimulate domestic demand and accelerate economic growth. Meanwhile, we are keeping a close eye on the regulatory side and have been consistently cooperating with the government on the industry-wide rectification work previously scheduled to be completed by June 2023. To date, no further guidance has been released by the Chinese government, but we do not rule out the possibility that new interpretations or updated implementation details of the rectification work will be released, which could have an impact on the industry and our business.”

Mr. Kent Li, President of the Company, added, “During the first quarter, our total loan amount facilitated and originated reached RMB24.1 billion, increased by 57.9% year-over-year and 11.0% quarter-over-quarter. Despite intense competition, we continued to grow our premium borrower base. During the quarter, the number of active borrowers grew by 71.4% to more than 1.5 million. In addition, our asset quality remained stable sequentially and improved significantly year-over-year. Our delinquency rate for all outstanding loans past due for 31-60 days decreased to 1.05% as of the end of March 2023 from 1.31% a year ago. We do not expect our risk performance to fluctuate significantly for the remainder of the year. In addition, with sufficient credit lines in place, we continue to negotiate funding costs with our institutional funding partners and expect to see a positive impact in the near future.”

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “We were pleased to deliver solid financial performance in the first quarter. Total net revenue was RMB1,004.9 million, increased by 13.1% year-over-year and 5.2% quarter-over-quarter. Our net income per basic ADS improved significantly to RMB5.94 from RMB2.52 in the same period of last year, reflecting our strong profitability and the impact of our ongoing share buyback program to enhance shareholder value. Going forward, we will continue to diversify our channels to reach more borrowers, while maintaining our strategy of profitable growth with credit risk management at its core. We expect to deliver steady quarterly improvement in both our top and bottom lines throughout the year. To create more value for our shareholders, we are taking steps to be able to pay dividends in the future.”

First Quarter 2023 Financial Results

Total net revenue in the first quarter of 2023 increased by 13.1% to RMB1,004.9 million (US$146.3 million) from RMB888.4 million in the same period of 2022, primarily due to an increase in the total loan amount facilitated and originated this quarter compared with the same period of 2022.

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2022		2023		YoY
	RMB	% of Revenue	RMB	% of Revenue
Loan facilitation service	508,703	57.3%	580,604	57.8%	14.1%
Post-origination service	87,344	9.8%	121,273	12.1%	38.8%
Financing income	231,275	26.0%	254,056	25.3%	9.9%
Other revenue	61,032	6.9%	49,001	4.8%	(19.7)%
Total net revenue	888,354	100.0%	1,004,934	100.0%	13.1%

Loan facilitation service fees in the first quarter of 2023 increased by 14.1% to RMB580.6 million (US$84.5 million) from RMB508.7 million in the same period of 2022, primarily due to an increase in the total loan amount facilitated this quarter compared with the same period of 2022.

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Post-origination service fees in the first quarter of 2023 increased by 38.8% to RMB121.3 million (US$17.7 million) from RMB87.3 million in the same period of 2022, primarily due to the cumulative effect of increased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the first quarter of 2023 increased by 9.9% to RMB254.1 million (US$37.0 million) from RMB231.3 million in the same period of 2022, primarily due to an increase in average loan balances compared with the same period of 2022.

Other revenue in the first quarter of 2023 decreased by 19.7% to RMB49.0 million (US$7.1 million), compared with RMB61.0 million in the same period of 2022, primarily due to a decrease in technology service fees received for providing assistant technology development services.

Origination and servicing expenses in the first quarter of 2023 increased by 36.5% to RMB633.8 million (US$92.3 million) from RMB464.5 million in the same period of 2022, primarily due to the following factors: (i) an increase in commission fees resulting from the increased in total loan amount facilitated and originated this quarter compared with the same period of 2022, (ii) an increase in interest expenses as a result of an increase in payable to institutional funding partners and investors, and (iii) partially offset by a decrease in insurance fee paid to insurance company.

Reversal of provision for accounts receivable and contract assets in the first quarter of 2023 was RMB0.9 million (US$0.1 million), compared with provision for accounts receivable and contract assets of RMB26.1 million in the same period of 2022, primarily due to a decrease in the average estimated default rate compared with the same period of 2022.

Provision for loans receivable in the first quarter of 2023 was RMB20.4 million (US$3.0 million), compared with RMB33.7 million in the same period of 2022, primarily due to a decrease in the average estimated default rate compared with the same period of 2022, and partially offset by an increase in loans receivable held by the Company as a result of the increase in total loan amount facilitated and originated this quarter compared with the same period of 2022.

Income from operations in the first quarter of 2023 was RMB304.0 million (US$44.3 million), compared with RMB314.1 million in the same period of 2022.

Income before income taxes and gain from equity in affiliates in the first quarter of 2023 was RMB330.6 million (US$48.1 million), compared with RMB317.8 million in the same period of 2022.

Income tax expense in the first quarter of 2023 was RMB52.6 million (US$7.7 million), compared with RMB181.0 million in the same period of 2022.

Net income in the first quarter of 2023 was RMB284.3 million (US$41.4 million), compared with RMB139.9 million in the same period of 2022.

Non-GAAP adjusted net income in the first quarter of 2023 was RMB306.5 million (US$44.6 million), compared with RMB153.9 million in the same period of 2022.

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Net income per basic and diluted ADS in the first quarter of 2023 was RMB5.94 (US$0.86), and RMB5.82 (US$0.85), compared with RMB2.52 and RMB2.46, respectively, in the same period of 2022.

Non-GAAP adjusted net income per basic and diluted ADS in the first quarter of 2023 was RMB6.36 (US$0.93), and RMB6.24 (US$0.91), compared with RMB2.76 and RMB2.70 respectively, in the same period of 2022.

Cash and cash equivalents was RMB921.2 million (US$134.1 million) as of March 31, 2023, compared with RMB602.3 million as of December 31, 2022.

Share Repurchase Plan

On November 16, 2022, the Company announced that its board of directors authorized to increase its share repurchase program to US$30 million from US$20 million, effective through September 2023. The Company didn’t repurchase shares during the first quarter of 2023.

Business Outlook

For the second quarter of 2023, the Company expects the total loan amount facilitated and originated to be between RMB25.0 billion and RMB26.0 billion.

Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on May 25, 2023 (7:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until June 1, 2023:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	7019207

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Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income per basic ADS, and (iii) adjusted net income per diluted ADS, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments and impairment losses on long-term investments. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2023.

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Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the followings: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen IR

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2022	As of March 31, 2023	As of March 31, 2023
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	602,271	921,162	134,132
Restricted cash	404,689	431,666	62,855
Accounts receivable and contract assets, net	1,161,912	1,271,635	185,164
Loans receivable from Xiaoying Credit Loans and other loans, net	3,810,393	3,838,666	558,953
Loans at fair value	120,280	46,771	6,810
Deposits to institutional cooperators, net	1,770,317	1,884,712	274,435
Prepaid expenses and other current assets, net	71,082	58,228	8,479
Deferred tax assets, net	88,428	74,311	10,821
Long-term investments	495,995	504,383	73,444
Property and equipment, net	5,861	5,923	862
Intangible assets, net	36,550	36,156	5,265
Loan receivable from Xiaoying Housing Loans, net	10,061	10,061	1,465
Financial investments	192,620	180,537	26,288
Other non-current assets	67,204	63,570	9,257
TOTAL ASSETS	8,837,663	9,327,781	1,358,230

LIABILITIES
Payable to investors and institutional funding partners at amortized cost	2,627,910	2,647,753	385,543
Payable to investors at fair value	141,289	62,693	9,129
Financial guarantee derivative	107,890	61,325	8,930
Short-term borrowings	70,209	462,709	67,376
Accrued payroll and welfare	63,681	31,532	4,591
Other tax payable	255,691	265,720	38,690
Income tax payable	270,089	305,120	44,429
Deposit payable to channel cooperators	19,700	19,700	2,869
Accrued expenses and other current liabilities	476,035	379,716	55,291
Other non-current liabilities	51,193	47,818	6,963
Deferred tax liabilities	722	618	90
TOTAL LIABILITIES	4,084,409	4,284,704	623,901

Commitments and Contingencies
Equity:
Common shares	207	207	30
Treasury stock	(124,597)	(121,504)	(17,692)
Additional paid-in capital	3,191,194	3,200,837	466,078
Retained earnings	1,622,851	1,907,197	277,709
Other comprehensive income	63,599	56,340	8,204
Total X Financial shareholders' equity	4,753,254	5,043,077	734,329
Non-controlling interests	-	-	-
TOTAL EQUITY	4,753,254	5,043,077	734,329

TOTAL LIABILITIES AND EQUITY	8,837,663	9,327,781	1,358,230

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2022	2023	2023
	RMB	RMB	USD
Net revenues
Loan facilitation service	508,703	580,604	84,542
Post-origination service	87,344	121,273	17,659
Financing income	231,275	254,056	36,993
Other revenue	61,032	49,001	7,135
Total net revenue	888,354	1,004,934	146,329

Operating costs and expenses:
Origination and servicing	464,499	633,809	92,290
General and administrative	45,344	45,647	6,647
Sales and marketing	4,658	2,038	297
(Reversal of) provision for accounts receivable and contract assets	26,056	(940)	(137)
Provision for loans receivable	33,740	20,377	2,967
(Reversal of) provision for credit losses on deposits to institutional cooperators	732	(34)	(5)
Reversal of provision for credit losses for other financial assets	(765)	-	-
Total operating costs and expenses	574,264	700,897	102,059

Income from operations	314,090	304,037	44,270
Interest income (expenses), net	1,027	(1,999)	(291)
Foreign exchange gain	955	3,018	439
Loss from financial investments	-	(9,514)	(1,385)
Fair value adjustments related to Consolidated Trusts	1,759	(553)	(81)
Change in fair value of financial guarantee derivative	(20,133)	24,299	3,538
Other income, net	20,118	11,332	1,650

Income before income taxes and gain from equity in affiliates	317,816	330,620	48,140

Income tax expense	(181,035)	(52,563)	(7,654)
Gain from equity in affiliates, net of tax	3,150	6,289	916
Net income	139,931	284,346	41,402
Less: net income attributable to non-controlling interests	-	-	-
Net income attributable to X Financial shareholders	139,931	284,346	41,402

Net income	139,931	284,346	41,402
Other comprehensive income, net of tax of nil:
Gain from equity in affiliates	212	2	0
Foreign currency translation adjustments	(3,084)	(7,261)	(1,057)
Comprehensive income	137,059	277,087	40,345
Less: comprehensive income attributable to non-controlling interests	-	-	-
Comprehensive income attributable to X Financial shareholders	137,059	277,087	40,345

Net income per share—basic	0.42	0.99	0.14
Net income per share—diluted	0.41	0.97	0.14

Net income per ADS—basic	2.52	5.94	0.86
Net income per ADS—diluted	2.46	5.82	0.85

Weighted average number of ordinary shares outstanding—basic	331,805,070	288,027,062	288,027,062
Weighted average number of ordinary shares outstanding—diluted	339,603,359	294,330,508	294,330,508

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2022	2023	2023
	RMB	RMB	USD
GAAP net income	139,931	284,346	41,402
Less: Loss from financial investments (net of tax of nil)	-	(9,514)	(1,385)
Less: Impairment losses on financial investments (net of tax of nil)	-	-	-
Less: Impairment losses on long-term investments (net of tax)	-	-	-
Add: Share-based compensation expenses (net of tax of nil)	13,975	12,665	1,844
Non-GAAP adjusted net income	153,906	306,525	44,631

Non-GAAP adjusted net income per share—basic	0.46	1.06	0.15
Non-GAAP adjusted net income per share—diluted	0.45	1.04	0.15

Non-GAAP adjusted net income per ADS—basic	2.76	6.36	0.93
Non-GAAP adjusted net income per ADS—diluted	2.70	6.24	0.91

Weighted average number of ordinary shares outstanding—basic	331,805,070	288,027,062	288,027,062
Weighted average number of ordinary shares outstanding—diluted	339,603,359	294,330,508	294,330,508